Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

Bond Number: 70437204

MONETTA TRUST
1776 A S NAPERVILLE ROAD SUITE 100
WHEATON, IL 60189

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on June 18, 2015
to 12:01 a.m. on June 18, 2016

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

	INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 600,000	$ 10,000
2.	On Premises	$ 600,000	$ 10,000
3.	In Transit	$ 600,000	$ 10,000
4.	Forgery or Alteration	$ 600,000	$ 10,000
5.	Extended Forgery	$ 600,000	$ 10,000
6.	Counterfeit Money	$ 600,000	$ 10,000
7.	Threats to Person	$ 600,000	$ 10,000
8.	Computer System	$ 600,000	$ 10,000
9.	Voice Initiated Funds Transfer Instruction	$ 600,000	$ 10,000
10.	Uncollectible Items of Deposit	$ 600,000	$ 10,000
11.	Audit Expense	$ 25,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 7

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by _____ June 17, 2015 _____

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No. 1

Bond Number: 70437204

NAME OF ASSURED: MONETTA TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 600,000	$ 10,000
2. On Premises	$ 600,000	$ 10,000
3. In Transit	$ 600,000	$ 10,000
4. Forgery or Alteration	$ 600,000	$ 10,000
5. Extended Forgery	$ 600,000	$ 10,000
6. Counterfeit Money	$ 600,000	$ 10,000
7. Threats to Person	$ 600,000	$ 10,000
8. Computer System	$ 600,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction	$ 600,000	$ 10,000
10. Uncollectible Items of Deposit	$ 600,000	$ 10,000
11. Audit Expense	$ 25,000	$ 5,000
12. Claims Expense	$ 25,000	$ 5,000
13. Stop Payment	$ 25,000	$ 5,000
14. Unauthorized Signature	$ 600,000	$ 10,000
15. Telefacsimile Instruction	$ 600,000	$ 10,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 18, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 17, 2015   By   _____
                                    Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 70437204

NAME OF ASSURED: MONETTA TRUST

___

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

12.   Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)   the loss is covered under the Bond, and

(2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.   Under General Exclusions -Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 18, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 17, 2015   By _____
                                                                                Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

NAME OF ASSURED: MONETTA TRUST

___

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    "13. Stop Payment Order or Refusal to Pay Check

    Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

    a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

    b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2. By adding the following Specific Exclusion:

    "Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 13

    This Bond does not directly or indirectly cover:

    a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

    b. loss arising out of:

    (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

    (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

    (3) discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on June 18, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 17, 2015   By _____
                                                                            Authorized Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

NAME OF ASSURED: MONETTA TRUST

___

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

    14.   Unauthorized Signature

        Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

        It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

    r.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

    s.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

        (1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

        (2)   of a type commonly dealt in on securities exchanges or markets, and

        (3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

t.   **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on June 18, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 17, 2015   By _____
                                                          Authorized Representative

Endorsement No.: 5

Bond Number: 70437204

NAME OF ASSURED: MONETTA TRUST

_____
___

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

   15. Telefacsimile Instruction

   Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

   a. bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

   b. fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

   d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile Instruction**.

3.   By adding to Section 1., Definitions, the following:

u.   **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.   loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 18, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 17, 2015   By _____
                                                                          Authorized Representative

Effective date of
this endorsement/rider: June 18, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and
form a part of Policy No. 70437204

Issued to: MONETTA TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: June 18, 2015   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   7

To be attached to and
form a part of Bond No.   70437204

Issued to: MONETTA TRUST

___

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced
with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
furnished to all insured **Investment Companies** and the Securities and Exchange
Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of
the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Renewal of Fidelity Bond

WHEREAS, the Board of Trustees (the "Board") of the Monetta Trust (the "Funds"), including a majority of the Independent Trustees, has determined that it is in the best interest of the Funds to renew fidelity bond coverage to insure the Funds against larceny and embezzlement by, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"); and that the registered management investment company bond of the Chubb Group under which the Trust will continue to be insured is ratified and approved; therefore it is

RESOLVED, that the Funds' fidelity bond coverage be renewed in the amount of $600,000 for an additional one-year term upon its expiration on June 18, 2015; and it is

FURTHER RESOLVED, that the amount of the fidelity bond coverage is deemed reasonable in accordance with section 17(g) and is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the gross assets of the Funds to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by the Funds; and it is

FURTHER RESOLVED, that, subject to the ratification of the Board, the officers of the Funds be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that any officer of the Funds is authorized to make any and all payments and do any and all other acts, in the name of the Funds and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution.

The Monetta Trust fidelity bond premium of $1,200 was paid by federal wire on June 23rd, 2015. The premium covers the period from 12:01am June 18th, 2015 to 12:01am June 18th, 2016.